HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS



                                  April 7, 2006


VIA: EDGAR CORRESPONDENCE AND FACSIMILE (202-772-9202)

Unites States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Cyrkel, Branch Chief

        Re:    Premier Exhibitions, Inc. (the "Registrant")
               Registration Statement on Form SB-2 filed on January 5, 2006 File No. 333-130873 (the "Registration Statement")

Dear Ms. Cyrkel:

     On behalf of the Registrant, below please find responses to the Staff's comments received on January 23, 2006, relating to the above-captioned Registration Statement. Captions and numbered paragraphs in this response letter correspond to those set forth in the Staff's January 23, 2006 letter. For your convenience, we have also included in this response letter, in italicized text, the full text of each of the comments contained in the Staff's January 23, 2006 letter.

     Please note that the Registrant EDGAR-filed the first amendment to the Registration Statement on April 7, 2006 ("Amendment No. 1"). Per the Staff's instructions, the Registrant prepared and submitted Amendment No.1 on Form S-1.

     Pursuant to the Staff's request, attached hereto as Exhibit A is a letter from the Registrant acknowledging that:

     (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the above captioned Registration Statement, as amended;

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registrant's filings with the Securities and Exchange Commission; and

     (iii) The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 2




                 Staff Comments and Responses of the Registrant
                 ----------------------------------------------

1. We note that you have not responded to our previous comment letter dated March 11, 2003. Please ensure that in addition to the comments listed below, your current response letter addresses all comments included within the March 2003 letter.

         Attached as Exhibit B to this letter is a letter from the Registrant that responds to each of the comments contained in the Staff's March 11, 2003 letter.

2. We note your use of a Form SB-2 registration statement even though you have not been previously filing exchange act reports as a small business issuer. If a registrant voluntarily exits the S-B reporting system by using non-S-B forms (e.g. Form 10-K and Form 10-Q), they may not re-enter the S-B reporting system until the beginning of a new (following) fiscal year at which time they must satisfy the requirements for a reporting company entering the S-B system. In this regard, you also may not be able to re-enter the S-B reporting system at the beginning of fiscal 2007, as it appears your public float will have exceeded $25 million at the end of the last two consecutive fiscal years (February 28, 2005 and 2006). Therefore, please re-file this registration statement on Form S-1 and ensure that all requirements of that form are furnished in the filing.

         In addition to Item differences as required in the Form S-1, as compared to a Form SB-2, you should ensure that you provide any additional disclosures required as a non S-B form filer. Noted below are some examples (which may not be all-inclusive) of additional disclosures that are required as a non-S-B filer.

         (i) Selected Financial required by Item 301 of Regulation S-K;

         (ii) Quantitative and Qualitative Disclosures about Market Risk as required by Item 305 of Regulation S-K;

         (iii) A tabular disclosure of contractual obligations as required by
         Item 303(a)(5) of Regulation S-K;

         (iv) MD&A discussion on results of operations that cover the three (3) most recent fiscal years covered by the financial statement periods presented;

         (v) Financial Statements prepared in accordance with guidelines in Regulation S-X.

         Please revise accordingly.

         With Amendment No. 1, the Registrant has revised the Registration Statement to fully comply with the provisions and requirements of Form S-1. The Registrant has added the disclosures identified above by the Staff, as well as additional disclosures that the Registrant has determined are necessary in order to comply with the requirements of Form S-1.

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 3


3. We note your disclosure on page 13 that because you list your stock on the OTC Bulletin Board you are not required to adopt a code of ethics. Please note that on January 23, 2003 the SEC issued Rule 33-8177 that requires all companies registered with the SEC to disclose whether they have adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. If the company has not adopted such a code of ethics, it must explain why it has not done so. Also, please refer to the guidance in Item 406(a) of Regulation S-K. Please revise your amended registration to include such disclosure.

         The Registrant has adopted a Code of Ethics that complies with the requirements of the Nasdaq Stock Market. The Registrant's Code of Ethics was filed with the Commission as Exhibit 99 to the Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 2005. As the Registrant has a Code of Ethics currently in effect, Amendment No. 1 has been revised to remove in its entirety the specific risk factor described in the above comment.

4. We note from your disclosure on page 22 that the only critical accounting policy identified in your MD&A section is stock based compensation. Please expand your critical accounting policies to address the following areas:

          (i)  Types  of  assumptions   underlying  the  most   significant  and
               subjective estimates;

          (ii) Sensitivity of those estimates to deviations of actual results from management's assumptions; and

          (iii) Circumstances that have resulted in revised assumptions in the past.

         Refer to FR-72 (Release No. 33-8350) for guidance. In addition, consider the disclosure of other accounting policies that may require significant assumptions and estimates (e.g., legal contingencies, impairment of assets such as artifacts owned, property and equipment and other assets, accounts receivable, etc.) within your critical accounting policies and estimates section.

         The Registrant has included in Amendment No.1 expanded disclosure regarding its critical accounting policies. Specifically, the Registrant has included a discussion of its critical accounting policies that address (1) revenue recognition, (2) accounts receivable,
         (3) accounting for income taxes, (4) legal contingencies, (5) property and equipment and (6) the impairment of long-lived and intangible assets.

5. We note from your disclosure on page 23 that you have adopted SFAS 123(R) and expect the adoption of SFAS 123(R) will not have a material impact on its net income and earnings per share. This disclosure does not appear consistent with the disclosure in Note 1 to the annual financial statements which states that you expect to adopt SFAS 123(R) on the effective date. Please resolve these inconsistencies. If you have adopted SFAS 123(R) since the date of the audited financial statements, please revise your note in the MD&A section to state the date at which you adopted the accounting literature. Additionally, if SFAS 123(R) was adopted during the six months ended August 30, 2005, please revise the notes to the interim financial statements to include disclosure of that adoption.

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 3

         As requested by the Staff, the Registrant has resolved in Amendment No. 1 all inconsistencies relating to SFAS 123(R).

6. We note that during the year ending February 28, 2005 you have recorded $879,000 of salvor-in-possession rights. Please tell us and disclose in the notes to the financial statements the nature of the asset, how the amount was determined or calculated and how you will evaluate the asset for impairment. Additionally, tell us the circumstances that occurred in fiscal 2005 that resulted in a determination that it was appropriate to record the asset at that point in time.

         The Registrant has included in the notes to the financial statements a description of the nature of its salvor-in-possession rights asset, how such amount was calculated and how the Registrant will evaluate such asset for impairment.

7. Please provide us a detail of the prepaid expenses and other current assets included on the balance sheet as of February 28, 2005 and August 31, 2005. Also, please disclose an accounting policy for each significant component that is included in this balance sheet account.

         In the table below, the Registrant has detailed the prepaid expenses and other current assets included in the balance sheet as of February 28, 2005 and August 31, 2005.


         Prepaid Expenses and other Current Assets                February 28, 2005           August 31, 2005
                                                              ------------------------------------------------------
         Deposits                                              $                   5,000 $                    5,000
         Prepaid Insurance                                                       118,000                    108,000
         Prepaid Commissions                                                      60,000                     60,000
         Reimburseable Expenses-Exhibitions                                      109,000                    262,000
         Prepaid Lease Payments                                                       --                    750,000
         Prepaid Consulting & Services                                         1,079,000                    767,000
         Deferred Financing Costs                                                 34,000                     30,000
                                                              ------------------------------------------------------
                                                               $               1,405,000 $                1,982,000

         In Amendment No. 1 the Registrant has revised its disclosures to disclose the accounting policy for each specific component that is included in the above table.

8. We note that you have classified the loss on the sale of fixed assets as a non-operating expense. Please explain to us and disclose in the notes to the financial statements a description of the facts and circumstances leading to the expected disposal, the expected manner and timing of that disposal, and the carrying amount(s) of the major classes of assets and liabilities included as part of the disposal group. See paragraph 47 of SFAS 144. Additionally, please revise your statements of operations to present the gain or loss on the sale of assets within "profit (loss) from operations". See paragraph 45 of SFAS 144 as well as footnote 68 of Staff Accounting Bulletin No. 104 (Topic
         13).

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 5


         In June 2000, the Registrant established a wholly owned United Kingdom subsidiary, Danepath Ltd., for the purpose of purchasing the research vessel, RRS Challenger, a 178 foot, 1050 ton ship that was to be utilized in the expedition to the RMS Titanic wreck site during that summer. The RRS Challenger was acquired on June 30, 2000 from the Natural Environment Research Council, a British governmental agency. The name of the vessel was subsequently changed to the SV Explorer.

         During the 2003 fiscal year, the Registrant incurred a write down of a note receivable relating to the Danepath transaction in the net amount of $296,000. On April 2, 2002, the Registrant entered into a purchase agreement for the sale of the common stock, representing 100% ownership, of its Danepath Ltd. subsidiary to Argosy International Ltd., an affiliated party that owned 1,704,545 shares of the Registrant's common stock. The purchase price, as amended by an agreement dated June 1, 2002, was $1.5 million. Danepath's principal asset was the research and recovery vessel SV Explorer. Under the terms of the purchase agreement, the Registrant received $100,000 upon execution and a promissory note for a further $1.4 million, bearing interest at 8% per annum, which was to be paid within six months. This note was collateralized with a first mortgage on the SV Explorer, the principal asset owned by Danepath, as well as all the common stock of the Registrant owned by Argosy International, Ltd. The note receivable was not paid at its maturity on October 2, 2002. To avoid a costly international foreclosure process, the Registrant entered into a settlement agreement whereby the Registrant received a cancellation fee from Argosy of $250,000 in the form of a note with a one-year maturity, cancellation of a vendor payable of $240,000, and acquisition by deed in lieu of foreclosure of the marine vessel SV Explorer and related marine equipment for consideration of $750,000 in its new wholly owned United Kingdom subsidiary, Seatron Limited. The ownership of the vessel was subject to a mortgage with the Registrant for all monies advanced to this subsidiary. With this settlement agreement, the Registrant released Argosy of the original purchase debt obligation of $1.4 million.

         On January 21, 2005, the Registrant sold the SV Explorer for $167,000 to Formaes ApS. Skelgaardsvej 10, DK-9340 Asss, a Danish company, which resulted in a loss of $356,000 during the year ended February 28, 2005. In addition, the Registrant incurred additional losses regarding the sale and transfer of the vessel of $84,000 during the first quarter ended May 31, 2005 resulting in a total loss on the sale of $440,000. The Registrant recorded the book value of the vessel at the time of sale as approximately $594,000. The Registrant also paid commissions of approximately $8,000 to the North Sea Ship Agency and legal fees of approximately $5,000 on the sale of the vessel.

         The Registrant reported the disposal of the SV Explorer as a discontinued operation in accordance with paragraph 43 of SFAS 144 as the operations and cash flows of the asset were eliminated from ongoing operations and the Registrant will not have any continuing involvement in the operations of the asset. The Registrant recognized the disposal on the face of the income statement in accordance with paragraph 43 of SFAS 144.


9. We note from your discussion in MD&A on page 21 that you have purchased multi-year license and exhibition rights for several additional separate human anatomy exhibitions. Additionally, we note from the notes to the financial statements that you evaluate the period of amortization of intangible assets at each balance sheet date. Please tell us and disclose in the notes to your financial statements how you account for these rights and licenses. Additionally, please tell us and

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 6

         disclose in the notes to your financial statements the nature and amount of all intangible assets on your balance sheet as of February 28, 2004 and 2005 with the amount assigned to each major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class. Also, disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class, the aggregate amortization expense for the period, and the estimated aggregate amortization expense for each of the five succeeding years. See paragraphs 44-45 of SFAS No. 142.

         In April 2004, the Registrant acquired the exclusive rights to present a tour of polymer preserved human specimens from Exhibit Human, The Wonders Within, Inc. The agreement called for the initial payment of $250,000 for use of the specimens and certain exhibitry. In addition, the Registrant incurred, and according to the agreement was responsible for, certain project costs associated with the development of the exhibition and amounting to $435,000, which the Registrant recorded as prepaid licensing costs. The term of the agreement is five years and the Registrant is amortizing it over the term of the agreement.

         In March 2005, the Registrant indirectly acquired the membership interests in Exhibitions International, LLC, through its wholly owned subsidiary Premier Acquisitions, Inc. This acquisition enabled the Registrant to gain license and exhibition rights to five separate human anatomy exhibitions, each of which contains a collection of at least twenty whole human body specimens plus at least one hundred and fifty single human organs. Pursuant to the agreement, the Registrant obtained the right to display the specimens, the right and license to use the related documentation, intellectual property, images and know-how of the specimens' owner. The Registrant has not purchased and does not own any human body specimens or human organs.

         Exhibitions International, LLC held exclusive licensing rights to certain anatomical specimens and exhibitry that the Registrant believed would significantly broaden its offerings in its human anatomy educational exhibition business. These exclusive rights included a five year right to display and use specimens provided by Dalian Medical University Plastination Co, LTD for the purposes of organization and presentation of public exhibitions of human body specimens in the United States, Canada, and South America. In addition, Exhibitions International, LLC has a non-exclusive right to display and use the Specimens in Western Europe.

         In connection with the acquisition of Exhibitions International, LLC, the Registrant paid $2,082,000 in cash, assumed debts of Exhibitions International, LLC in the amount of $750,000, issued 200,000 shares of the its common stock, valued at $1.54 per share, and issued two-year warrants to acquire 300,000 shares of the it common stock, valued at $299,000. The estimated fair value of the warrants was determined using the Black-Scholes option-pricing model with the following assumptions:
         (1) Expected life of options: 2 years; (2) Risk-free interest rate:
         4.75%; (3) Expected volatility: 100.0%; and (4) Expected dividend yield: $0.00.

         The value of this transaction is included in exhibition licenses in the Registrant's consolidated balance sheet at November 30, 2005. The Registrant amortizes its exhibition licenses on a straight-line basis over a five-year term, which is the term of the exhibition license or right.

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 7

         As of February 28, 2005 and February 29, 2004 the Registrant's exhibition licenses and related accumulated amortization consisted of the following:

                            Balance as of February 28, 2005

                                         Accumulated
                         Gross           Amortization                   Net
                         -----           ------------                   ---
Licenses               $685,000               --                     $685,000


                            Balance as of February 28, 2004

                                         Accumulated
                         Gross           Amortization                   Net
                         -----           ------------                   ---
Licenses               $452,500               --                     $452,500

         The Registrant did not record amortization expense during 2004 and 2005 as the term of the licenses commenced after the opening of its first anatomical exhibition of this tour. Based on the current amounts of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years is as follows: 2006 - $653,000; 2007, 2008, 2009 - $825,000; 2010 - $688,000.

10. We note from the Form 8-K dated October 14, 2004, that effective on that date, RMS Titanic reorganized into a holding company structure whereby Premier Exhibitions, Inc. became the holding company of RMS Titanic. Please revise your filing to include a discussion of this transaction in Note 1 to the financial statements and in the MD&A section.

         A description of the transaction whereby the Registrant became the holding company of R.M.S. Titanic, Inc. has been included in Amendment No. 1. Such description is included both in Management's Discussion and Analysis of Financial Condition and Results of Operations and in Note 1 to the Registrant's financial statements.

11. Please revise your notes to the financial statements to include disclosure of your accounting policies and methodologies for accounting for accounts receivable. Include in your discussion your policies for recording an allowance for doubtful accounts, for determining past due or delinquency status, and your policy for writing off uncollectible accounts. See paragraph 13a-c of SOP 01-6.

         The notes to the financial statements have been revised accordingly in Amendment No. 1.

12. We note from your disclosure in Notes 1 and 2 that Artifacts recovered in the 1987 TITANIC are carried at the lower of cost of recovery or NRV. Please describe in the notes to the financial statements how you evaluate the Carapathia artifacts for impairment.

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 8


         In May 2001, the Registrant acquired ownership of the wreck of the RMS Carpathia. To-date, the Registrant has not undertaken any expeditions to the RMS Carpathia and it has not recovered artifacts from the wreck of the Carpathia. The Registrant evaluates and reviewed the wreck's impairment in compliance with the requirements of Statement of Financial Accounting Standards ("SFAS") 142- Impairment of Long-Lived Assets and SFAS 121- The Valuation of Non-Goodwill Intangibles. The Registrant evaluates and records impairment losses as circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by the asset is less than the carrying amount of the asset. No such events have occurred with regard to the RMS Carpathia. The Registrant is planning an expedition to the wreck in the near future to recover its artifacts.

13. We note from page 38 that you have disclosed several related party transactions that have not been disclosed in the notes to the financial statements. Please revise Note 10 to include disclosure of these related party transactions, as required by paragraph 2 of SFAS 57.

         Additionally, please tell us how you valued the 30,000 shares of common stock issued in consideration of the loan and how they have been accounted for in the statement of stockholders' equity. In this regard, the value of the common stock should be treated as a discount on the debt and amortized as additional interest expense over the estimated life of the debt. Please advise and revise accordingly.

         Note 11(which was previously note 10) to the Registrant's financial statements has been revised to include disclosure of the related party transactions referred to in the above comment.

         During the year ended February 28, 2005, the Registrant granted 30,000 shares of common stock to a note holder who lent the Registrant $500,000. This stock was valued at $35,000 and was recorded as a deferred financing cost. This cost is being amortized to interest expense over the term of the loan.

14. Reference is made to Exhibition Licenses that represents approximately 25% of total assets. In light of the materiality of this asset, please provide a separate note that contains tabular data detailing the gross amounts of each transaction (component) that generated this asset with an offsetting amount of accumulated amortization expense so that the net amount of the asset reconciles to the consolidated balance sheet. You should supplement the table with a narrative discussion in the note of each of the significant transactions. As the Exhibition
         International ("EI") acquisition discussed in note 3 generated a portion of this asset, you can solely cross-reference to that note as the narrative disclosure for that transaction. In addition, please completely and clearly provide disclosure of (i) the accounting policy for capitalizing exhibition license costs as well as the nature of any costs that are expensed upon acquisition; (ii) the methodology for amortizing this asset; and (iii) how such estimated useful lives were determined for each component of this asset.

         Also, please revise your consolidated statement of cash flows, page F-26, so that the gross amount ($4,123,000) of the asset incurred during fiscal year 2005 is reflected in the statement. You currently only present an investing activity (purchase of exhibition license) for $2,082,000 in the consolidated statement of cash flows. Please revise accordingly.

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 9

         The Registrant has provided a separate note in its financial statements for the Exhibition Licenses and has supplemented the table with a narrative discussion in the note of each of the significant transactions. The Registrant has also provided disclosure of its accounting policy for capitalizing exhibition licenses, the methodology for amortizing this asset, and the useful lives of the assets.

         The Registrant has presented the cash expended for the acquisition of $2,082,000 in the consolidated statement of cash flows. The Registrant has revised its cash flow statement to include supplemental disclosure of non-cash investing and financing activities related the Exhibitions International, LLC. transaction.

15. We note that you acquired all membership interests in Exhibitions International which enabled you to gain multi-year license and exhibition rights to a number of human anatomy exhibitions which contain a collection of human body specimens and human organs. With respect to this acquisition, it is unclear whether you solely acquired license rights or if you also own the specimens and organs. If you acquired the physical items exhibited as well as the exclusive operating rights (license) to exhibit these items, it appears that you may have acquired a business under the guidance in Item 11-01(d) of Regulation S-X. Please completely and clearly tell us the nature of all items acquired in this transaction as well as your consideration of whether a business was acquired under the above guidance. As part of your response, please furnish us and file as an exhibit the executed acquisition agreement for this transaction.

         If it is deemed that a business has been acquired, you should provide us with the computation of your significant subsidiary tests in determining the significance level of such acquisition based on the guidance in Item 1-02(w) of Regulation S X. Also, if required, please provide the appropriate period audited and unaudited financial statements of Exhibitions International as well as the appropriate pro forma financial information in an amendment to the Form 8-K and in the amended registration statement. Please refer to the guidance in Rule 3-05 and Article 11 of Regulation S-X, respectively.

         Please advise and revise accordingly.

         In March 2005, the Registrant acquired the membership interests in Exhibitions International, LLC, through its wholly owned subsidiary Premier Acquisitions, Inc., which enabled the Registrant to gain license and exhibition rights to five separate human anatomy exhibitions, each of which contains a collection of at least twenty whole human body specimens plus at least one hundred and fifty single human organs. Pursuant to the agreement, the Registrant obtained the right to display the specimens, the right and license to use the related documentation, intellectual property, images and know-how of the specimens' owner. The Registrant has not purchased and does not own any human body specimens or human organs.

         Under the guidance afforded in Item 11-01 (d) of Regulation S-X, the Registrant evaluated its purchase. For purposes of this rule, the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity's operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business. However, a lesser component of an entity may also constitute a business. Among the facts and circumstances that the Registrant considered in evaluating

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 10

         whether the acquisition of Exhibitions International, LLC constituted acquiring a business were the following:

         (1) The fact that Exhibitions International, LLC had no revenue-producing activity prior to its acquisition by the Registrant;

         (2) The fact that Exhibitions International, LLC had no physical facilities;

         (3) The fact that Exhibitions International, LLC had no employees;

         (4) The fact that Exhibitions International, LLC had no market distribution system;

         (5) The fact that Exhibitions International, LLC had no sales force;

         (6) The fact that Exhibitions International, LLC had no customer base;

         (7) The fact that Exhibitions International, LLC had no operating rights other than the rights relating to human anatomy exhibitions;

         (8) The fact that Exhibitions International, LLC had no production techniques; and

         (9) The fact that Exhibitions International, LLC had no trade names.

         The executed acquisition agreement between the Registrant and Exhibitions International, LLC was filed as Exhibit 10.1 to the Registrant's quarterly report on Form 10-Q for the quarter ended May 31, 2005, which was filed with the Commission on July 14, 2005.

16. We note from your disclosure on page 32 that on December 7, 2005 the Florida court granted preliminary approval of a settlement in the Shuttle and D'Addario cases and the settlement includes adoption of a corporate governance plan and payment of $300,000 of the plaintiff's attorneys' fees and costs. Please revise your notes to the financial statements to include disclosure of the details of the settlement. Additionally, please tell us and include in your disclosure the date at which you recorded the $300,000 accrual under the guidance in SFAS No. 5.

         Settlement Agreements regarding both the Shuttle and D'Addario matters have been approved by the appropriate courts, as disclosed in Amendment No. 1. Disclosure that such litigation has been settled, as well as the details of the Registrant's corporate governance plan, is contained in the Notes to the financial statements as well as in the section of Amendment No. 1 entitled Legal Proceedings under the subheading Settled Litigation and Other Concluded Matters. In addition, the Settlement Agreements for each of the Shuttle and D'Addario matters (each of which includes the corporate governance plan as an exhibit thereto) have been included as Exhibits 10.25 and 10.26, respectively, to Amendment No.1.

         The Registrant did not record a $300,000 accrual because its insurance carrier remitted the settlement payment directly and immediately.

                           HARTER.SECREST & EMERY.LLP
                    ----------------------------------------
                            ATTORNEYS AND COUNSELORS

April 7, 2006
Page 11


17. The financial statements should be updated to include the nine months ended November 30, 2005, to comply with Rule 3-10(g) of Regulation S-B at the effective date of the registration statement.

         The financial statements have been updated to include the nine months ended November 30, 2005. In addition, Management's Discussion and Analysis and Results of Operations has been updated to include a comparative discussion and analysis for the nine-month periods ended November 30, 2005 and 2004.

18. Please include a currently dated consent of the Independent Registered Public accounting Firm in any future amendments to your Form SB-2 registration statement.

         Attached to Amendment  No. 1 as Exhibit 23.2 is the consent of Kempisty
         &  Company,  Certified  Public  Accountants,   P.C.,  the  Registrant's
         Independent Registered Public Accounting Firm.

         If you have any questions regarding this letter, please contact the undersigned at (585) 231-1186.

                               Very truly yours,

                               /s/ Daniel R. Kinel

                               Daniel R. Kinel
                               DIRECT DIAL: 585-231-1186
                               E-MAIL: DKINEL@HSELAW.COM

Enclosures


cc:     Arnie Geller, President and Chief Executive Officer, Premier Exhibitions, Inc.
        Stephen Couture, Chief Financial Officer, Premier Exhibitions, Inc.
        Brian Wainger, Vice President and Chief Legal Counsel, Premier Exhibitions, Inc.

                                    EXHIBIT A
                                    ---------

                    [Letterhead of Premier Exhibitions, Inc.]

Premier Exhibitions, Inc.
3340 Peachtree Road, N.E.
Suite 1225
Atlanta, Georgia 30326
(404) 842-2600

April 7, 2006

Unites States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Linda Cyrkel, Branch Chief

        Re:    Premier Exhibitions, Inc. (the "Registrant")
               Amendment No. 1 on Form S-1 to the Registration Statement on Form SB-2 filed on January 5, 2006 (the "Filing")
               File No. 333-130873


Dear Ms. Cyrkel:

         As requested by the Staff of the Securities and Exchange Commission (the "Commission") in its January 23, 2006 comment letter to the Registrant, the Registrant does hereby acknowledge and agree that:

         (i) It is responsible for the adequacy and accuracy of the disclosure in the Filing;

         (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

         (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact the undersigned should you have any questions regarding this letter or its contents.


                            Respectfully submitted,

                            Premier Exhibitions, Inc.


                            By: /s/ Arnie Geller
                            Arnie Geller, Chief Executive Officer

                                    EXHIBIT B
                                    ---------

         As requested by the staff of the Securities and Exchange Commission (the "Commission") in its January 23, 2006 comment letter to Premier Exhibitions, Inc. (the "Registrant") in connection with the Registrant's registration statement on Form S-1, below are the Registrant's responses to the staff's comments contained in that certain staff comment letter dated March 11, 2003 (the "2003 Letter"). Captions and numbered paragraphs in this response correspond to those set forth in the 2003 Letter. For your convenience, we have also included in this response, in italicized text, the full text of each of the comments contained in the 2003 Letter. The term "Amendment No. 1" as it appears below refers to Amendment No. 1 to the Registrant's Registration Statement on Form SB-2 filed on Form S-1, which was filed with the Commission on April 7, 2006.



                 Staff Comments and Responses of the Registrant

1. The Division of Enforcement has commenced an investigation regarding certain matters that may be related to the Company. All persons who are responsible for the accuracy and adequacy of the disclosure in the registration statement are urged to be certain that all information required for investors to make an informed investment decision is provided. Since the Company and management are in possession of all facts with respect to the matter under investigation they are responsible for the accuracy and adequacy of the disclosures made. Before the Company can clear all comments from the staff on the preliminary proxy and Form 10-K, the Company will need to furnish a letter to us at that time which acknowledges the following:

         The disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

         This response letter shall serve as acknowledgement by the Registrant to the Commission that:

         (i) The disclosure in the Registrant's filings are the responsibility of the Registrant. The Registrant represents to the Commission that should the Commission or the staff acting pursuant to the delegated authority, declare the Registrant's filings with the Commission to be effective, it does not foreclose the Commission from taking any action with respect to any such filing and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         (ii) The Registrant further acknowledges, that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring any filing by the Registrant to be effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in such filing.

         The Registrant has also provided the Commission with a separate letter containing substantially the same acknowledgments as set forth above, which letter is attached as Exhibit A to the Registrant's responses to the Commission's January 23, 2006 comment letter.

2. The staff considers the proposal to be voted on an Item 14 event. Refer to Items 14(a)(4) and Item 14(a)(5) of Schedule 14A. We view the proposal from the company, asking for ratification and approval of its proposal to relinquish its salvor-in-possession status over the RMS Titanic, to be either a sale or other transfer of a substantial part of the assets, or the first step in the liquidation or dissolution of the company. Therefore, please provide all information required by Items 14(b) and 14(c) of Schedule 14A. This includes transaction information such as a summary term sheet, a description of business conducted, a discussion of regulatory approvals, and financial information. It also includes information about parties to the transaction specified in Part B of Form S-4 and Item 14 of Form S-4, such as Items 201 and 301 of Regulation S-K Information. Refer to Interpretation H.6 of the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, (Third Supplement, July 2001). Although you have filed audited financial statements with the amended preliminary proxy materials, and included a limited MD&A section pursuant to Item 303 of Regulation S-K, there are still a number of disclosures missing from your preliminary proxy. Please substantially revise to include the required information, or advise.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

3. Please explain the proposal in greater detail, such as the mechanics of how the company will relinquish its salvor-in-possession rights with the Court and how it will then proceed to obtain a final salvage award. To the extent feasible, provide an estimate of the time frame in which these events will occur and what shareholders can expect in terms of the process of relinquishment and how they will share in the final salvage award. Also discuss whether the company will wind up its operations after the final salvage award is obtained, or whether RMS Titanic will continue as an operating entity. If the latter, please include sufficient information about your plans so that investors can make an informed judgment about the plan you would have them endorse.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

4. Clarify whether you intend to have a subsequent vote once you develop a business plan for the post salvor-in-possession period. If not, disclose why not. If you have such a plan, disclose it in sufficient detail so that shareholders can make a reasonable judgment about its worth here, in the context of the current proposal.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

5. Please ensure that the information on your website is consistent with the information in your proxy, and that all material information relevant to the proposal from your website is included in the proxy. Also ensure that any soliciting materials are filed as such on EDGAR.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

6. We note your statement that you are not allowed to sell any of the artifacts from the Titanic, but also your statement on page 10 that you sold coal from the ship. Supplementally tell us what used to appear when you clicked on the "merchandise" section of your website at www.titanic-online.com, and whether you sold coal on your website. We may have further comment.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. The Registrant's website has undergone numerous modifications since the 2002 Proxy Statement and the individual at the Registrant, Gerald Couture, who was responsible for website design and maintenance at the time the 2002 Proxy Statement was filed with the Commission, has since passed away.

7. We note that your disclosure here of the approximate date on which the proxy statement and form of proxy are first sent or given to security holders. Please confirm that this disclosure will appear on the first page of the proxy statement, as delivered to security holders, pursuant to Item 1(b) of Schedule 14A.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

8. You state that the proxy solicitation material will be mailed with a copy of the company's Form 10-K. Please be aware that you are not eligible to incorporate the Item 14 information, including the audited financial statements, and that they must be contained within the proxy.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

9. Please provide a readily understandable definition for the term "salvor-in-possession" because that term is not obvious to the average investor and is not made clear from context.

         The Registrant has defined the term "salvor-in-possession" rights in plain English in Amendment No. 1 under the heading Risk Factors within the specific risk entitled "Developments in international law could deprive us of our salvor-in-possession rights to the Titanic wreck site" as: " . . . the rights to explore the wreck site, claim possession of and title to artifacts recovered from the site, restore and display recovered artifacts, and make other use of the wreck." The Registrant submits to the Staff that such definition is readily understandable.

10. Please provide a brief overview at the beginning of this section describing the board of director's resolution and what it entails, before you list the various statute excerpts. This will help the reader put the information in context. For example, provide the date of the board's resolution, and discuss briefly why that resolution was proposed.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

11. In this regard, please explain in more detail what you mean by your statement that the U.S. District Court for the Eastern District of Virginia raised "some concern" regarding whether the board needed shareholder approval for its resolution. Include the date on which this "concern" was raised and when you determined you would resolve this question by voluntarily submitting the proposed action to shareholders.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

12. In addition, please explain the connection between the question of whether the relinquishment of the salvor-in-possession status constituted a disposition under Florida law, and whether the board needs shareholder ratification and approval for the board resolution.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

13. Consider paraphrasing some of the Florida statute provisions, instead of only excerpting them, in addition to or in place of the current excerpted disclosure. Also, the last paragraph before the background section is unclear. Please revise to provide a better explanation of the board's opinion.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

14. Please substantially rewrite this entire section so that it will provide a clear basis for understanding the present situation of your company and why the board believes that surrendering its rights is the most appropriate response. At present, you appear to have a strictly chronological account of your salvor-in-possession status, written for lawyers by lawyers, complete with legal citations and a vocabulary no one other than professionals would use or understand. Absent from the background discussion is a discussion of your financial situation and alternatives to the surrender (which missing information is arguably relevant). The comments below regarding the current disclosure may offer some guidance about ways to enhance it, but we believe a substantial refocusing and reconfiguration of this presentation is also required.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. Notwithstanding the preceding, in Amendment No. 1 the Registrant's current business and operations are described in plain English under in the section entitled Business and in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations.

15. Please note that proposals should have balancing disclosure explaining the drawbacks to a proposed initiative. We are unable to locate any here. Please revise accordingly.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

16. When you revise this section of the proxy please provide a clear account of the provisions of the new treaty, its status, and the possible implications for your activities.

         The Registrant has described the provisions of the proposed international treaty in Amendment No. 1 in the section entitled Legal Proceedings under the subheading "Status of International Treaty Concerning Titanic Wreck". The Registrant has also described the potential implications of this treaty, should it be implemented, on the ability of the Registrant to conduct further recovery operations at the Titanic wreck site in the Risk Factors section of Amendment No. 1 entitled Risk Factors in a risk factor entitled "Developments in international law could deprive us of our salvor-in-possession rights to the Titanic wreck site."

17. Consider including subheadings throughout the background section in order to provide the reader with helpful navigational tools. This lengthy section contains complex and legalistic information that spans over 15 years.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. Amendment No. 1 contains numerous subheadings designed to provide the reader with helpful management tools.

18. To the extent feasible, please revise throughout this section to limit the excerpts of court decisions and instead replace or describe them in sufficient detail so that the average investor can understand the meaning and significance of the various court decisions.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. Nevertheless, the pending and completed legal proceedings in which the Registrant is involved are described in Amendment No. 1 in plain English under the heading "Legal Proceedings."

19. For clarification purposes, please define all unfamiliar terms and explain any acronyms used in the document. For example, briefly explain why both the company's name and the Titanic boat's name start with "RMS" and define the various admiralty law terms used throughout the background section, especially in relation to some of the court decisions.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. All items requiring definition are so defined in Amendment No. 1 in plain English.

20. Also, we note that the company took various actions in 1987 and 1992 through its predecessor-in-interest, but then the 1994 District Court order refers to the R.M.S. Titanic, Inc. company. Please advise as to when R.M.S. Titanic, Inc. was formed or incorporated, by whom, why it was formed and how it became the successor company to Titanic Ventures Limited Partnership.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. In Amendment No. 1, the Registrant's corporate history is succinctly described in the section entitled Business under the subheadings "Overview" and "Background."

21. We note from your disclosure on page 10 that you sold coal recovered from the Titanic, but at the same time you advised the District Court that your business plan was to exhibit artifacts rather than sell them. Please advise whether the sale of coal recovered from the Titanic was consistent with the business plan you submitted to the District Court, and revise the document to explain this apparent discrepancy.

         The Registrant's sale of coal recovered from the wreck of the Titanic is consistent with the business plan applicant submitted to the United States District Court for the Eastern District of Virginia (the "District Court"). The position taken by the Registrant and approved by the District Court is that the artifact collection will be kept together and exhibited to the public without selling the individual artifacts. The District Court created an exception that allows the applicant to sell pieces of the coal to the public. The Registrant has at all times been in full compliance with such decision of the District Court. In accordance with the District Court position, no other Titanic artifacts will be sold to the public.

22. Clarify what you mean when you say at the top of page 11 that the court "ostensibly" had the authority to control the disposition of artifacts, as an incident of the Court's control over the Company's activities as salvor-in-possession. If the company disputes this ruling of the court, so state, and explain why you have not taken action to appeal the order since it appears that the company at some point subsequent to that rule, had plans to sell the artifacts. For example, did the statute of limitations run on your right to appeal the decision? Please revise as necessary.

         A 1993 decree from a French Administrative Judge awarded the Registrant title to 1800 artifacts recovered by applicant during its 1987 expedition to the wreck of the Titanic. Notwithstanding this conveyance of title, and as described in Amendment No. 1 in the Section entitled Legal Proceedings, in July, 2002, the District Court ruled that it controls the entire artifact collection, including these 1800 artifacts. As described in Amendment No. 1 in the section entitled Legal Proceedings, the Registrant appealed that decision to the United States Court of Appeals for the Fourth Circuit. In its January 31, 2006 opinion, which is also described in the section entitled Legal Proceedings, the appellate court reversed the lower court's ruling. Such appellate court held that the District Court has no jurisdiction over the 1800 artifacts recovered during the Registrant's 1987 expedition to the Titanic. Thus, while the District Court does have authority to control certain of the artifact collection in connection with its jurisdiction over Registrant as salvor-in-possession, it does not have authority or jurisdiction to control the disposition of the entire artifact collection.

23. On page 11 please provide a more detailed explanation as to why the company's business plan changed in 2001, such as who or what group of people initiated this change, when it took place in 2001, and why.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. Notwithstanding the preceding, in Amendment No. 1 the Registrant's current business and operations are described in plain English under in the section entitled "Business."

24. You state at the top of page 11 that the court had control over the company's activities as salvor-in-possession, but then state in the last paragraph that the company took various actions based on the 1994 order and the affirmation of that order in 1999, that are available only to "property owners." Please clarify what you mean by "property owner" and how that relates to the role of the company as salvor-in-possession.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

         For the Staff's consideration, the paragraph below contains a technical legal explanation of the term "property owner" and how such term related to the Registrant as salvor-in-possession. The Registrant believes that the status of all legal proceeding involving the Registrant are fully and accurately described in all material respects in the section of Amendment No. 1 entitled Legal Proceedings.

         A 1993 decree from a French Administrative Judge awarded the Registrant title to 1,800 artifacts recovered during its 1987 expedition to the Titanic (the "French Decree"). In 1994, the District Court ruled that Registrant had title to all artifacts recovered during the Registrant's subsequent expeditions, including its 1993, 1994, 1996, 1998 and 2000 expeditions. In conjunction with the French Decree and this District Court decision, for a number of years, Registrant believed it was a "property owner" of the entire artifact collection. On April 12, 2002, the United States Court of Appeals for the Fourth Circuit reversed the District Court with respect to the Registrant's ownership of the artifacts recovered in the 1993, 1994, 1996, 1998, and 2000 expeditions. Such appellate court ruled that Registrant did not own these artifacts but merely had a lien on them. Thus, with respect to these artifacts, the Registrant is no longer a "property owner" and the District Court has control over such artifacts. Unlike these artifacts, the Registrant has full ownership of the artifacts recovered in 1987. Notwithstanding the 1993 Decree from a French Administrative Judge awarding applicant title to the artifacts recovered in the Registrant's 1987 expedition, in July 2002, the District Court ruled that it controls the entire artifact collection, including these 1,800 artifacts. The Registrant appealed that decision to the United States Court of Appeals for the Fourth Circuit. In its January 31, 2006 opinion, the appellate court reversed the lower court's ruling. It held that the District Court has no jurisdiction over the 1,800 artifacts recovered during the Registrant's 1987 expedition to the Titanic. Thus, while the Registrant is no longer a "property owner" vis-a-vis the artifacts recovered after 1987, it is a "property owner" with respect to the 1,800 artifacts recovered in 1987.

25. In your statement regarding the company's opening brief to the Court of Appeals, please explain the "law of finds" and why you think the 1994 order was entered pursuant to that law. Also, distinguish between the law of finds and the "award of title to the artifacts" that the 1994 Order conferred on the company. Furthermore, it is unclear how the Court of Appeals ruling that the orders of the District Court in 1994 were "ambiguous" affects the company and the rights conferred on the company by the 1994 District Court rulings. Does the "ambiguous" finding by the Court of Appeals indicate that the original order was not entered pursuant to the law of finds? Please clarify and revise as necessary.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

         For the Staff's consideration, the paragraph below contains a technical legal explanation of the "law of finds " and the other matters referred to in Staff comment 25. The Registrant believes that the status of all legal proceeding involving the Registrant are fully and accurately described in all material respects in the section of Amendment No. 1 entitled Legal Proceedings.

         The law of finds allows enables a party who discovers wrecked and abandoned property to gain title to the property it discovers. When the Registrant submitted certain of its artifacts to the in-rem jurisdiction of the District Court in 1993, it sought to proceed under the law of salvage, or alternatively, under the law of finds. Applicant believed that the controlling District Court orders and governing case law allowed it to proceed under the two alternative legal theories. On January 31, 2006, the United States Court of Appeals for the Fourth Circuit resolved any ambiguity. It ruled that the Registrant could not seek to obtain title under the law of finds to the artifacts recovered by the Registrant during its 1993, 1994, 1996, 1998, 2000 and 2004 expeditions. Thus, the Registrant remains salvor-in-possession with a lien on these artifacts, which lien will be satisfied by a salvage award issued by the District Court.

26. You stated at the top of page 12 that the Court of Appeals reviewed the 1994 Order and reinterpreted it to convey only possession. Please clarify the date this occurred and how this relates to the previous related paragraphs on page 11. Consider placing this overview information first and then explaining how this Order interfered with your business plans at the time. Is this part of the "ambiguous" finding mentioned on page 11? Please advise and revise as necessary.

         The Registrant believes that the status of all legal proceeding involving the Registrant are fully and accurately described in all material respects in the section of Amendment No. 1 entitled Legal Proceedings.

         The Registrant believes that its responses to Staff comments 21, 22, 24 and 25 are also responsive to Staff comment 26 and such responses are incorporated into this response by reference.

27. Please advise us as to the term "supplemental periodic report" that you indicate disclosed the board's adoption of the corporate resolution. For example, tell us on what form that document was filed, such as an 8-K or Form 10-K amendment. If you mean to design a special meaning or significance to a word by capitalizing it, then that should be clear from context.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

28. We are not sure we understand the first bullet on page 13. Unless we misread earlier sections we were under the impression that you could not sell items recovered at least since the June 2000 order so we find the paragraph which appears to link that change to a more recent period misleading. Also if you have any reasonable basis for believing that additional salvage would not result in an enhanced salvage award please provide it supplementally. Also revise to clarify whether you are saying that, in effect, the good stuff has already been retrieved or that the court would simply not give you more money even if you bring up more valuable items. In either case, we suggest discussing the reasons for this statement in the background section rather than making this unsupported conclusion here.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

29. Please add disclosure to the second bullet disclosing what, if any, discussions you have had with the court concerning the restrictions on cutting into or detaching part of the wreck. Is the court likely to give approval or is it unclear?

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

30. In connection with the third bullet point on page 14, we note that the rest of the background information does not address that concern that a foreign court might not enforce the order since the Titanic lies in international waters. If this is a material concern, why has it not been a concern all along? Why are you raising this concern now, when asking shareholders to surrender the salvor rights?

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. The Registrant believes that it has identified all currently known material concerns to its business and operations in Amendment No. 1 in the section entitled Risk Factors.

31. It appears that the purpose of relinquishing the company's salvor-in-possession status is to enable the company to seek a final salvage award. Please provide a materially complete description of what the relinquishment of the status will entail, and how the relinquishment then enables the company to seek a final salvage award. Since the goal of relinquishing the salvor-in-possession status is to obtain a final salvage award, much more detail with regard to that process should be disclosed in the proxy, so that the shareholders can make an informed voting decision.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

32. Please revise your disclosure to clarify that you may only use discretionary authority to vote on matters not known a reasonable time before the special meeting. Refer to Rule 14a 4(c)(3).

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

33. Please disclose the information required by Item 403 of Regulation S-K, pursuant to Item 6(d) of Schedule 14A regarding the beneficial ownership of stock. We note that you disclose this type of information in your Form 10-K in the Item 12 section.

         The information required by Item 403 of Regulation S-K is contained in Amendment No. 1 in the section entitled Security Ownership of Beneficial Owners and Management.

34. As previously noted, please disclose all the transaction information required by Item 14(b) of Schedule 14A. Refer to Items 1003, 1004(a)(2), and 1015(b) of Regulation M-A and also provide a brief description of the business RMS Titanic conducts pursuant to Item 14(b)(3) of Schedule 14A.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. Nevertheless, in Amendment No. 1 the Registrant's business operations are described in the in the section entitled Business as well as in the section entitled Management's Discussion and Analysis and Results of Operations.

35. Please provide more information regarding the salvor-in-possession rights conferred upon the company and the amount of consideration the company can expect in its final salvage award, if practicable, or a range, if practicable, as well as any other material features of the board of director's resolution to relinquish its statue as salvor-in-possession of the RMS Titanic remains.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that portions of this comment which relate to such proposals are no longer applicable.

         The Registrant believes that the status of all legal proceedings involving the Registrant are fully and accurately described in all material respects in the section of Amendment No. 1 entitled Legal Proceedings.

         The Registrant believes that its responses to Staff comments 21, 22, 24 and 25 are also responsive to Staff comment 26 and such responses are incorporated into this response by reference.

36. Please revise the Schedule 14A Proxy Statement to include the Selected Financial Data required by Item 301 of Regulation S-K. Also, please revise the proxy statement to include Management's Discussion and Analysis of Financial Condition and Results of Operations as required by Item 303 of Regulation S-K and Quantitative and Qualitative Disclosures about Market Risk as required by Item 305 of Regulation S-K.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. In Amendment No. 1 the Registrant does include the information required by

         Regulation S-K Item 301 (in the section of Amendment No. 1 entitled Selected Financial Data), Regulation S-K Item 303 (in the section of Amendment No. 1 entitled Management's Discussion and Analysis of Financial Condition and Results of Operation) and Regulation S-K Item 305 (in the section of Amendment No. 1 entitled Quantitative and Qualitative Disclosures About Market Risk).

37. Certain circumstances require that an auditor add an explanatory paragraph to the standard report. One such circumstance is when the financial statements are affected by uncertainties concerning future events, the outcome of which is not susceptible of reasonable estimation at the date of the auditor's report. See _section 508.11c. On page 20 of the Company's Form 10-K for fiscal 2002, we note that the Fourth Circuit ruling on April 12, 2002 "...introduced substantial risk and uncertainty in the future of the Company." In this regard, it is unclear why the auditors' report did not include an uncertainties paragraph. Please tell us what consideration your auditors gave to this matter.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. Since the 2002 Proxy Statement, and as described in the section of Amendment No.1 entitled Business, the Registrant's exhibition business has expanded to include non-Titanic related exhibitions.

         In 1994, the District Court ruled that the Registrant had title to all artifacts submitted to the jurisdiction of the court. In light of this decision, for the next eight years, applicant believed it had title to all of the artifacts it recovered during its 1993, 1994, 1996, 1998 and 2000 expeditions. On April 12, 2002, the United States Court of Appeals for the Fourth Circuit reversed the District Court with respect to the Registrant's ownership of the artifacts recovered in the 1993, 1994, 1996, 1998, and 2000 expeditions. The appellate court ruled that the Registrant did not own these artifacts but merely had a lien on them. In addition, this decision was also extremely ambiguous in that it held that the Company had no title to "any" artifacts that it had previously recovered from the wreck of the TITANIC. The Registrant did not believe that the United States federal courts had jurisdiction over the artifacts recovered during the 1987 expedition to issue such a broad ruling. This decision by the court to strip the Registrant of title to the entire artifact collection understandably "...introduced substantial risk and uncertainty in the future of the Company." However, management discussed its plans to expand to include non-Titanic related exhibitions and continue to present Titanic exhibitions with its auditor which addressed the material concerns raised by this decision.

38. We note on page F-8 that the Company recorded an impairment charge net of taxes of $6,148,000 because of the Fourth Circuit's ruling that removed ownership of "certain" artifacts from the Company that are under the jurisdiction of the United States District Court. In the first paragraph on page 12 of the proxy, we note that the Court of Appeals held that the Company had no title to "any" artifacts that it had previously recovered from the wreck of the TITANIC nor to "any" artifacts that it might recover in the future. In this regard, it is unclear what the $4,495,000 of artifacts owned represents on the balance sheet if the Company does not have title to any artifacts. If this amount represents the value assigned to the artifacts received from the government of France in 1993, as discussed on page F-8, please indicate this in the notes to your financial statements. Also, please tell us why you do not believe your remaining investment in those artifacts is impaired. Please advise.

         The Registrant was declared salvor-in-possession of the Titanic pursuant to a judgment entered in the Federal District Court for the Eastern District of Virginia. On April 12, 2002, the United States Court of Appeals for the Fourth Circuit (the "Fourth Circuit") affirmed two orders of the United States District Court for the Eastern District of Virginia, Norfolk Division. R.M.S. Titanic, Inc. v. The Wrecked and

         Abandoned Vessel., 2002 U.S. App. LEXIS 6799 (4th Cir. 2002). Dated September 26, 2001 and October 19, 2001, these orders restricted the sale of artifacts recovered by the Registrant from the RMS Titanic wreck site. In rendering its opinion, the Fourth Circuit reviewed and declared ambiguous the June 7, 1994 order of the District Court that had awarded ownership to the Registrant of all items then salvaged from the wreck of the Titanic as well as all items to be salvaged in the future by the Registrant so long as the Registrant remained salvor-in-possession of the Titanic. Having found the June 7, 1994 order ambiguous, the Fourth Circuit reinterpreted the order to convey only possession, not title, pending determination of a salvage award.

         As a consequence of the Fourth Circuit's decision, the Registrant reviewed the carrying cost of artifacts recovered from Titanic expeditions to determine impairment of values. Up until the ruling by the Fourth Circuit, the Registrant was carrying the value of the artifacts that it recovered from the Titanic wreck site at the respective costs of the expeditions as the Registrant believed it was the owner of all artifacts recovered. The Registrant had relied on ownership being granted by the United States District Court in the June 7, 1994 Order. As a consequence of this review and in compliance with the requirements of Statement of Financial Accounting Standards ("SFAS") 142- Impairment of Long-Lived Assets and SFAS 121- The Valuation of Non-Goodwill Intangibles, it was determined that an impairment of realizable values had occurred because of the Fourth Circuit's ruling that removed ownership of certain artifacts from the Registrant that were under the jurisdiction of the United States District Court. The District Court has jurisdiction of all artifacts that have been recovered from the Titanic wreck site except for those 1800 artifacts recovered in the 1987 expedition. These 1987 artifacts were previously granted to the Registrant by the government of France in 1993. Furthermore, the salvor's lien that the Fourth Circuit acknowledged the Registrant was entitled to under its Salvor-in-Possession status could not be quantified other than for a de minimus amount because of the uncertainty of the wide latitude given a United States Federal Maritime Court to apply the Blackwall factors for a salvor's award and the adjustment to such an award, if any, for revenues the Registrant may have derived from the artifacts. Therefore an impairment charge of an amount equal to the costs of recovery for all expeditions after 1987, net of tax benefit, or $879,000 was established less a re-classification of $1,000, a de minimus amount, for the value of a salvor's lien.

         In the event that facts and circumstances indicate that the carrying value of long lived assets, including associated intangibles may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount to determine if a write down to market value or discounted cash flows is required.

         Artifacts recovered in the 1987 Titanic expedition are carried at the lower of cost of recovery or NRV. The Registrant was granted ownership of these artifacts by the Government of France. The costs of recovery are the direct costs of chartering of vessels and related crews and equipment required to complete the dive operations for that expedition.

         To ascertain that the aggregate net realizable value ("NRV") of the artifacts exceeds the direct costs of recovery of such artifacts, the Registrant evaluated various evidential matters. Such evidential matters include documented sales and offerings of Titanic-related memorabilia, insurance coverage obtained in connection with the potential theft, damage or destruction of all or part of the artifacts and other evidential matter regarding the public interest in the Titanic.

         At each balance sheet date, the Registrant evaluated the period of amortization of intangible assets. The factors used in evaluating the period of amortization include: (i) current operating results, (ii) projected future operating results, and (ii) other material factors that affect the continuity of the business.

39. Please tell us and revise the notes to your financial statements to explain in further detail the nature and terms of the following transactions that have been reflected in your consolidated statements of shareholders equity:

         (i) The transaction during 2002 in which 600,000 shares of common stock were returned to the Company for sale of intangibles. As part of your response and your revised disclosure, explain why no value was assigned to the shares returned in your consolidated statement of stockholders equity.

         (ii) The transaction during 2001 in which 60,000 shares valued at $100,000 were issued for services.

         (iii) The transaction during 2000 described as "common stock to be issued in settlement of litigation" in which no common shares were issued but which resulted in $191,000 increased in additional paid-in capital.

         As part of your response and your revised disclosure, explain how the shares issued or received in each transaction were valued and accounted for. We may have further comment upon receipt of your response and our review of your revised disclosures.

         In April 2000, the Registrant acquired certain intangible assets in exchange for 600,000 shares of its common stock valued at $900,000 after giving effect to certain restrictions placed on such common stock. Concurrently, the Registrant entered into an agreement for the services of an individual to January 3, 2003. Since the individual was primarily responsible in assisting the Registrant in exploiting the intangible assets acquired, the assets were being amortized over the term of the individual's service agreement. The assets are included in "other assets" in the Registrant's balance sheet. Amortization expense for the year ended February 28, 2001 and accumulated amortization at February 28, 2001 amounted to approximately $285,000. Amortization expense for the year ended February 28, 2002 amounted to approximately $60,000. In May of 2001 these intangibles were exchanged in a transaction for the ownership of the RMS Carpathia as discussed below.

         In May 2001, the Registrant acquired the rights to the shipwreck the RMS Carpathia (the "Carpathia"). The Carpathia was the vessel that rescued the survivors from the Titanic. The value that was assigned to this asset ($1,374,000) is the un-amortized value of other intangible assets purchased by the Registrant in April 2000 from this same entity ($555,000), plus the fair market value of 1,104,545 newly issued shares of common stock ($819,000).

40. The amount of your net loss for the year ended February 28, 2002 as reflected in your consolidated statement of cash flows of $6,841,000 does not agree to that reflected in your consolidated statement of operations for the period of $6,784,000. Also, the amount of cash and cash equivalents reflected in your consolidated statement of cash flows at the end of the fiscal year ended February 28, 2001 of $623,000 does not agree to the amount in your February 28, 2001 balance sheet of $610,000. Please reconcile and revise these amounts.

         The Registrant acknowledges that there is a discrepancy between its cash flow statement and its statement of operations in the amount of $57,000 for the year ended February 28, 2002. However, these statements are not currently meaningful to a reader of its financial statements since the statements are dated by four years. The Registrant acknowledges that there is a discrepancy between its cash flow statement and its balance sheet in the amount of $13,000 for the year ended February 28, 2001. However, again these statements are not currently meaningful to a reader of its financial statements since the statements are dated by five years.

41. Please revise the notes to your financial statements to include all of the disclosures required by paragraph 14 of SFAS No. 144 with respect to your Danepath, Ltd. Subsidiary that has been classified as "discontinued operations" in your financial statements. Also, explain why a gain on disposal of this subsidiary has been reflected in your February 28, 2002 financial statements if the sale transaction did not occur until April 2, 2002 as disclosed on page F-7. Furthermore, it appears that gain recognition may not be appropriate since it does not appear that the risks and rewards of the business have transferred to the new owner. In this regard, it appears that only a minimal cash payment of $100,000 was received in connection with this transaction with the remainder financed by a note from the buyer. If the Company continues to believe that gain recognition is appropriate, please explain the rationale for this conclusion. Refer to the guidance outlined in SAB Topic 5:E. We may have further comment upon receipt of your response.

         The Registrant has revised the notes to its latest and most current financial statements to include all of the disclosures required by paragraph 14 of SFAS No. 144. Since the Registrant's gain on disposal of its Danepath Ltd. subsidiary was reflected in its February 28, 2002 financial statements, the Registrant believes this is not relevant to a current reader of its financial statements since the statements are dated by four years.

42. Please tell us and revise the notes to your financial statements to disclose the useful lives over which you are amortizing your acquired artifacts to expense. As part of your response, you should also explain why you believe that the usual lives that are being used are appropriate. Also, please tell us and explain in the notes to your financial statements whether you have adjusted the useful lives being used for your artifacts as a result of the Company's plans to relinquish its salvor-in-possession status with respect to certain artifacts. If not, please explain why. We may have further comment upon receipt of your response.

         The Registrant was declared salvor-in-possession of the Titanic pursuant to a judgment entered in the Federal District Court for the Eastern District of Virginia. On April 12, 2002, the United States Court of Appeals for the Fourth Circuit (the "Fourth Circuit") affirmed two orders of the United States District Court for the Eastern District of Virginia, Norfolk Division. R.M.S. Titanic, Inc. v. The Wrecked and Abandoned Vessel ..., 2002 U.S. App. LEXIS 6799 (4th Cir. 2002). Dated September 26, 2001 and October 19, 2001, these orders restricted the sale of artifacts recovered by the Registrant from the RMS Titanic wreck site. In rendering its opinion, the Fourth Circuit reviewed and declared ambiguous the June 7, 1994 order of the District Court that had awarded ownership to the Registrant of all items then salvaged from the wreck of the Titanic as well as all items to be salvaged in the future by the Registrant so long as the Registrant remained salvor-in-possession of the Titanic. Having found the June 7, 1994 order ambiguous, the Fourth Circuit reinterpreted the order to convey only possession, not title, pending determination of a salvage award.

         As a consequence of the Fourth Circuit's decision, the Registrant reviewed the carrying cost of artifacts recovered from Titanic expeditions to determine impairment of values. Up until the ruling by the Fourth Circuit, the Registrant was carrying the value of the artifacts that it recovered from the Titanic wreck site at the respective costs of the expeditions as the Registrant believed it was the owner of all artifacts recovered. The Registrant had relied on ownership being granted by the United States District Court in the June 7, 1994 Order. As a consequence of this review and in compliance with the requirements of Statement of Financial Accounting Standards ("SFAS") 142- Impairment of Long-Lived Assets and SFAS 121- The Valuation of Non-Goodwill Intangibles, it was determined that an impairment of realizable values had occurred because of the Fourth Circuit's ruling that removed ownership of certain artifacts from the Registrant that were under the jurisdiction of the United States District Court. The District Court has jurisdiction of all artifacts that have been recovered from the Titanic wreck site except for those 1,800 artifacts recovered in the 1987 expedition. These 1987 artifacts were previously granted to the Registrant by the government of France in 1993. Furthermore, the salvor's lien that the Fourth Circuit Court acknowledged the Registrant was entitled to under its salvor-in-possession status could not be quantified other than for a de minimus amount because of the uncertainty of the wide latitude given a United States Federal Maritime Court to apply the Blackwall factors for a salvor's award and the adjustment to such an award, if any, for revenues the Registrant may have derived from the artifacts. Therefore an impairment charge of an amount equal to the costs of recovery for all expeditions after 1987, net of tax benefit, or $879,000 was established less a re-classification of $1,000, a de minimus amount, for the value of a salvor's lien.

         In the event that facts and circumstances indicate that the carrying value of long lived assets, including associated intangibles may be impaired, an evaluation of recoverability would be performed by the Registrant by comparing the estimated future undiscounted cash flows associated with the asset to the assets carrying amount to determine if a write down to market value or discounted cash flows is required.

         The Registrant carries artifacts recovered in the 1987 Titanic expedition at the lower of cost of recovery or NRV. The registrant was granted ownership of these artifacts by the Government of France. The costs of recovery are the direct costs of chartering of vessels and related crews and equipment required to complete the dive operations for that expedition.

         To ascertain that the aggregate net realizable value ("NRV") of the artifacts exceeds the direct costs of recovery of such artifacts, the registrant evaluates various evidential matters. Such evidential matters include documented sales and offerings of Titanic-related memorabilia, insurance coverage obtained in connection with the potential theft, damage or destruction of all or part of the artifacts and other evidential matter regarding the public interest in the Titanic.

         At each balance sheet date, the Registrant evaluates the period of amortization of intangible assets. The factors used in evaluating the period of amortization include: (i) current operating results, (ii) projected future operating results, and (ii) other material factors that affect the continuity of the business.

43. We note on page F-10 that the Company does not believe that any recently issued, but not yet effective, accounting standards will have a material effect on the Company's financial position, results of operations or cash flows. In accordance with SAB 74, please include a brief description of each recently issued standard, the date that adoption is required and the date that the Company plans to adopt, if earlier. Also, include a discussion of the impact that adoption of the standard is expected to have on the financial statements of the Company. Please revise accordingly.

         The Registrant has updated this filing and other recent filings since this comment letter to include recently issued, but not effective, accounting standards that would have a material effect on its financial position, results of operations or cash flows in accordance with SAB 74.

44. Please tell us and revise the notes to your audited financial statements to disclose where the $1,672,000 charged to operations in connection with the settlement arrangement with certain officers has been reflected in the Company's consolidated statement of operations during 2000.

         The $1,672,000 charged to operations in connection with the settlement arrangement with certain officers was disclosed in Note 2 of the financial statements in the Form 10-K for the year ended February 28, 2000 and is included in general & administrative expenses during that year. The Registrant does not believe that it would be relevant to a reader of the financial statements to revise the notes to its audited financial statements since they are dated by five years.

45. It is unclear how the Company recorded the transaction in which it issued 100,000 shares of common stock to a third party as settlement of certain litigation. We assume the transaction was issued at fair value of your common stock at that date, however, the Statement of

         Stockholders' Equity shows no dollar amounts for this transaction, which would indicate that the transaction was issued at par value. Please explain. Note that shares issued to third parties are required to be accounted for in accordance with the provisions of paragraph 8 of SFAS No. 123.

         The Registrant recorded the value of the transaction in common stock to be issued as of February 29, 2000 and subsequently issued the stock in the fiscal year ended February 28, 2001. The Registrant understands and follows the provisions of paragraph 8 of SFAS No. 123 in issuing shares to third parties.

46. Please tell us and revise Note 6 to explain how you valued the 333,767 shares of common stock issued as "compensation" during the year ended February 28, 2002. As part of your response, please tell us the identity of the parties to which these shares were issued (i.e., employee vs. non-employee) and explain why you believe the valuation method used was appropriate. Also, we note from your statement of shareholders equity for 2002 that 498,374 shares of common stock were issued during 2002 for services versus the 333,767 shares currently disclosed in Note 6. Please tell us and revise Note 6 to disclose the nature and terms of the other transactions during 2002 in which shares of common stock were issued in exchange for services.

         The Registrant believes that it is impractical revise Note 6 to disclose the nature and terms of the other transactions during 2002 in which shares of common stock were issued since the statements are more than five years old. In the future, the Registrant we will identify the parties to whom shares are issued and the valuation method utilized in disclose this information in the notes to its financial statements.

47. Please tell us and explain in Note 6 the nature of the "acquired intangible assets" that were acquired in April 2000 and which were subsequently exchanged for the rights to the shipwreck RMS Carpathia in May 2001.

         In April 2000, the Registrant acquired certain intangible assets in exchange for 600,000 shares of its common stock valued at $900,000 after giving effect to certain restrictions placed on such common stock. Concurrently, the Registrant entered into an agreement for the services of an individual to January 3, 2003. Since the individual will assist the Registrant in exploiting the intangible assets acquired, the assets are being amortized over the term of the individual's service agreement. These intangibles are related to prospective salvage opportunities for twelve shipwrecks throughout the world. These intangibles were exchanged in May 2001 for the ownership rights to the "Carpathia".

         In May 2001, the Registrant acquired the rights to the shipwreck the RMS Carpathia (the "Carpathia"). The Carpathia was the vessel that rescued the survivors from the Titanic. The value that will be assigned to this asset is the unamortized value of other intangible assets purchased by the Registrant in April 2000 from this same entity, plus the fair market value of 1,104,545 newly issued shares of common stock. At February 28, 2001, the carrying value of the intangible assets returned, which are included in other assets in the accompanying balance sheet, was approximately $615,000.

48. The number of shares issued to acquire the RMS Carpathia (1,104,545 shares of common stock) does not agree to the Statement of Stockholders' Equity (1,704,545 shares of common stock). Please revise or advise.

         The number of shares issued to acquire the RMS Carpathia included the return of 600,000 that were originally issued for the sale of intangibles. These intangibles are related to prospective salvage opportunities for twelve shipwrecks throughout the world. These intangibles were exchanged in May 2001 for the ownership rights to the "Carpathia".

49. Please tell us and explain in the notes to your financial statements how you accounted for the "reset" of the exercise price associated with 300,000 outstanding stock options owned by your directors in February 2002. As part of your response, explain how the treatment used for these options complies with the requirements of paragraphs 38 and 39 of FIN No. 44.

         On January 27, 2000, each director was granted an option to purchase 75,000 shares of the common stock of the Registrant at an exercise price of $1.15, which was the closing price of the Registrant's common stock as of January 26, 2001. The purpose of this grant of options and shares of common stock was to align the interests of the directors with that of the Registrant's shareholders. On February 2, 2002 the strike price for these options were reset to $0.40 the closing price of the Registrant's common stock as of February 1, 2002.

         The Registrant believes that it would be impractical to revise the notes to its financial statements at this time. The Registrant notes that it complies with the requirements of paragraphs 38 and 39 of FIN No. 44 in the treatment of its options in its current filings.

50. Please tell us and explain in the notes to the Company's financial statements the potential impact of the litigation involving the United States Department of State and NOAA on the Company's future operations.

         This litigation has been dismissed and, as such, it is no longer relevant to the disclosures made by the Registrant in Amendment No. 1.

51. Please tell us and explain in the notes to your financial statements how you plan to account for the difference between the fair market value of your common shares and the price at which shares will be issued to two individual under the terms of the agreement entered into during 2002 (i.e., 50% of closing bid price of the Company's common stock). If no expense will be recognized for this difference in value, please explain why you believe this treatment is appropriate and in accordance with the requirements of paragraph 8 of SFAS No. 123 and EITF 96-18.

         During the year ended February 28, 2002, the Registrant entered into agreements for the services of two individuals for an annual aggregate amount of $600,750. Each individual, at his option, may elect to receive his compensation in shares of the Registrant's common stock. For this purpose, the common stock will be valued at 50% of its closing bid price as of the date of the election. However, for financial statement purposes the Registrant will charge the full value of the common stock issued to compensation expense. The Registrant issues stock for services in accordance with the requirements of paragraph 8 of SFAS No. 123 and EITF 96-18. The Registrant believes it would be impractical to revise the notes to its financial statements at this point.

52. Please address our comments on the Company's audited financial statements in the interim financial statements where applicable.

         For all comments applicable to Amendment No. 1, where changes have been made to the audited financial statements in response to the Staff's comments, the interim financial statements have also been modified, as applicable.

53. No Staff comment was listed under the Staff's 2003 Letter in item 53. As such, no response by the Registrant is believed to be necessary.

54. Please revise Note 5 to discuss the anticipated effect of the Board of Directors September 14, 2002 resolution on the Company's future results of operations.

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         The Registrant abandoned the proposals set forth in the 2002 Proxy
         Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

55. Please tell us and explain in further detail in the notes to your financial statements how you calculated or determined the $363,000 impairment charge recognized during the quarter ended November 30, 2002 in connection with the receipt of the SV Explorer vessel and certain other marine equipment by the former "purchaser" of these assets in connection with their default on a note receivable owed to the Company.

         In June 2000, the Registrant established a wholly owned United Kingdom subsidiary, Danepath Ltd., for the purpose of purchasing the research vessel, RRS Challenger, a 178 foot- 1050 ton ship that was to be utilized in the expedition to the RMS Titanic wreck site during that summer. This vessel was acquired on June 30, 2000 from the Natural Environment Research Council, a British governmental agency. The name of the vessel was changed to the SV EXPLORER.

         During the 2003 fiscal year, the Registrant incurred a write down of a note receivable relating to the Danepath transaction in the net amount of $296,000. On April 2, 2002, the Registrant entered into a Purchase Agreement for the sale of the common stock, representing 100% ownership, of its Danepath Ltd. Subsidiary to Argosy International Ltd., an affiliated party who owned 1,704,545 shares of the Registrant. The purchase price, as amended by Agreement on June 1, 2002, was for $1.5 million. Danepath's principal asset was the research and recovery vessel "SV EXPLORER". Under the terms of the Purchase Agreement, the Registrant received $100,000 upon execution and an obligation of $1.4 million, bearing interest at 8% per annum that was to be paid within six months. This obligation was collateralized with a first mortgage on the vessel "SV EXPLORER", the principal asset owned by Danepath, and all the common stock of the Registrant owned by Argosy International, Ltd. The note receivable was not paid at its maturity on October 2, 2002. To avoid a costly international foreclosure process, the Registrant entered into a Settlement Agreement whereby the Registrant received a cancellation fee from Argosy of $250,000 in the form of a note with a one-year maturity, cancellation of a vendor payable of $240,000, and acquisition by deed in lieu of foreclosure of the marine vessel, "SV EXPLORER" and related marine equipment for consideration of $750,000 in its new wholly owned United Kingdom subsidiary - Seatron Limited. The ownership of the vessel was subject to a mortgage with the Registrant for all monies advanced to this subsidiary. With this settlement agreement, the Registrant released Argosy of the original purchase debt obligation of $1.4 million.

56. Please identify this section as part of the Item 14(c) information that is required by Schedule 14A. Why do you identify the MD&A as Item 2?

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

57.      Please disclose all information required by Item 303 of Regulation S-K.

         Amendment No. 1 contains the information required by Regulation S-K
         Item 303 in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations.

58. Please address our comments on the financial statements and related disclosures included in the Company's Schedule 14A Proxy Statement in an amendment to the Company's Annual Report on Form 10-K, where applicable. Your quarterly report on Form 10-Q for the quarter ended November 30, 2002 should be similarly revised.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, and given the length of time that has elapsed since the abandonment of the 2002 Proxy Statement and the filing of Amendment No. 1, the Registrant respectfully submits to the Staff that this comment is no longer applicable.

59. In accordance with the guidance in Item 303(a)(3), you should describe the effect of any unusual or infrequently occurring items recognized in each full quarter that are material to the results of that quarter. Among other items, we note the material provisions for gain on sale ($644,000) and the significant impairment charge of $6,148,000 recognized in fiscal year 2002.

         The Registrant notes your comment regarding Item 303(a)(3) and has complied with its requirements in the Registrant's current filings. In addition, in Amendment No. 1, the Registrant has included the information required by Regulation S-K item 303(a)(3) in the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operation under the subheadings "Results of Operations" and "Liquidity."

60. We note the disclosure indicating that the Company recognized an $8.1 million impairment charge associated with its capitalized exploration costs/artifacts as a result of the adverse court ruling that determined that the Company did not have title to its artifacts. We also note that this impairment charge was reduced by the $2.1 million expected tax benefit associated with the charge. Please explain why you believe that recognition of the impairment charge "net" of the related tax benefit is appropriate and in accordance with the guidance outlined in paragraph 17 of SFAS No. 142.

         Please see the response to comment #42.

61. Please expand your discussion to explain the Company's business plans upon relinquishment of its salvor-in-possession status over the RMS Titanic.

         The Registrant abandoned the proposals set forth in the 2002 Proxy Statement several years ago. As such, the Registrant respectfully submits to the Staff that this comment is no longer applicable. Nevertheless, and as described in Amendment No. 1, the Registrant now presents non-Titanic related museum quality exhibitions throughout the world. The Registrant's present business and currently operational plans, as presently known to the Registrant, are fully described in Amendment No. 1 in the sections entitled Business and Management's Discussion and Analysis of Financial Condition and Results of Operations.

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